(312) 460-5613 Writer’s e-mail mfeldman@seyfarth.com Writer’s direct fax (312) 460-7613	131 South Dearborn Street Suite 2400 Chicago, IL 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com

August 25, 2009

VIA EDGAR

John Reynolds, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	2020 ChinaCap Acquirco, Inc.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-159252
Filed July 30, 2009
Amendment No. 1 to Form 10-K
File No. 001-33799
Filed July 17, 2009

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to 2020 ChinaCap Acquirco, Inc. (the “Company” or “2020 ChinaCap”) dated August 12, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-4, Filed July 30, 2009

Staff Comment 1:  We note that on July 30, 2009 the company filed an amendment to its Form S to correctly reference the file number associated with its Form S-4. It does not appear that the company updated any disclosure in this document. For example, on page five you state that “Windrace does not currently have agreements with any prospective New Windrace Investors for investments in Windrace .. .“ This appears inconsistent with your Form 8-K filed July 27, 2009. In the future, when filing an amendment, please review your disclosure to confirm it is consistent with any intervening events.

John Reynolds, Esq. August 25, 2009 Page 2

1.           We will review the disclosure in future amendments to confirm it is consistent with intervening events.

Form S-4, filed July 17, 20091

General

Summary, Page 1

Staff Comment 2:  We note your statement on page 2 that Windrace is “one of the leading PRC sports and leisurewear companies in China in terms of market share by revenue.” Please revise to disclose your actual market share by revenue, as calculated by the referenced report. Appropriate revisions should be made throughout your document.

2.           We have revised the disclosure on page 2 and elsewhere in Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) to provide Windrace’s actual market share by revenue.

Staff Comment 3:  Please include a clear, unequivocal statement, in the Summary and elsewhere, indicating the number of shares issuable to the sellers.

3.           We have revised the disclosure on page 2 and elsewhere in Amendment No. 2 to more clearly indicate the number of shares issuable to the Windrace sellers, including the Earn-Out Shares.

Staff Comment 4:  We note your response to our prior comment eight and the revised text on page 2. However, we believe additional disclosure is warranted. Please revise this discussion to improve its clarity, and present the value of any debt being assumed as part of the total consideration being paid. Also, revise to indicate the total value associated with the potential earn-out payments.

4.           We have further revised the discussion of the compensation paid on page 2 of Amendment No. 2 to clarify the aggregate dollar amount.  The parent company Exceed is not directly assuming any debt in connection with the Acquisition.  The outstanding debt of Windrace was factored into the determination of its enterprise valuation by the Company.

1 As noted by the Commission in comment 1, this amendment was withdrawn and resubmitted under the correct file number on July 30, 2009.

John Reynolds, Esq. August 25, 2009 Page 3

Staff Comment 5: Your response to prior comment 10 indicates that Windrace owes a $40 million debt to Elevatech. Your disclosure on page 3 indicates that the debt is $3.95 million, please advise or revise.

5.           The $3.95 million is a typographical error and should read “$39.5 million”.  We have revised the disclosure on page 3 accordingly.

Staff Comment 6:  We do not entirely understand your response to prior comment 12. With a view to disclosure, please confirm whether management assumed that the 17,008,633 shares would be issued solely to the current Windrace sellers and that there would be no additional investments in making its fairness determination.

6.           To some extent, the prior comment 12 on the assumption of no participation by new investors has been superseded by the signing of a binding agreement between Windrace and new investors regarding an additional investment, as set forth in the Form 8-K filed with the Commission on July 27, 2009 and in Amendment No. 2. To better reflect the foregoing, the disclosure relating to the Board Meeting has been revised accordingly on page 72 of Amendment No. 2.

Questions and Answers About the Proposals, page 6

Staff Comment 7:  Please reconcile your page 6 statement that “[e]ach  proposal legally requires the affirmative vote of a majority of the outstanding public shares” to your page 57 statement that “[t]he approval of the Acquisition and Adjournment Proposals will require the affirmative vote for the proposal by the holders of a majority of the Public Shares present in person or by proxy and entitled to vote . . .”

7.           We have revised the disclosure on page 6 to clarify that the approval of the Acquisition and Adjournment Proposals requires the affirmative vote for the proposal by the holders of a majority of the Public Shares present in person or by proxy and entitled to vote.

Summary of the Proxy Statement/Prospectus, page 9

Staff Comment 8:  We note your response to prior comment 21 but believe further discussion is warranted, Briefly explain who Rich Wise is by referencing to its business operations, etc. Also, clarify whether they are receiving compensation from any party in connection with the assistance it is offering to Windrace.

8.           We have added further description as to the nature of Rich Wise’s business operations on page 10.  We have further added disclosure that they are not receiving compensation in connection with the assistance it is offering to Windrace.

John Reynolds, Esq. August 25, 2009 Page 4

Staff Comment 9:  We note your response to our prior comment 24 and reissue in part. Please revise to:

a.
Disclose any and all contacts between you, your officers, directors, affiliates, or any party to the securities purchase agreement, and any potential counter-party under any of these arrangements. In this respect please note that we believe your revised disclosure, which references potential sellers, is too limited a subset compared to our comment;

b.	Clarify that any repurchases may reduce the amount of cash available to the business post-closing, thereby limiting the company’s ability to internally finance its growth;

c.	Confirm whether the size of the repayments may impact your ability to repay the note due to Elevatech; and,

d.	Clarify that these repurchases and arrangements may allow you to gain approval of a deal that would otherwise not be approved under the provisions of your Form S-1.

9.           We have revised the disclosure on pages 15-16 of Amendment No. 2 to provide the additional information requested.

Staff Comment 10:  We note your response to comment 27 that indicates that Chinese government approval is not required for the transaction. Please revise your disclosure to include your response that Chinese government approval is not required for the transaction.

10.           To clarify, in our prior response to comment 27 we inadvertently stated that no Chinese governmental approval was required.  In fact, we revised the disclosure under Regulatory Matters in Amendment No. 1 to clarify the uncertainties as to whether Chinese government approval is required.  It was not our intent to state that it is a certainty that such consent is not required. Accordingly, we believe that it is appropriate to retain the discussion of the uncertainties as a risk relating to operations in China in the Regulatory Matters and Risk Factors sections of Amendment No. 2.

Windrace Selected Historical Financial Data, page 22

Staff Comment 11:  We note that your selected historical financial data table includes a long-term liability obligation for construction of factory buildings at December 31, 2006. It does not appear that a similar amount is presented as a long-term liability per your December 31, 2006 balance sheet per F-36. Please revise or advise.

11.           Because Windrace does not have any long-term liabilities, as reflected in its financial statements, we have removed the line item of long-term liabilities from the selected historical financial data table on page 23 of the Amended S-4 to conform the presentation of that amount in the table with the presentation in Windrace’s financial statements as (i) construction of factory buildings disclosed in Note 26(a) of Windrace’s financial statement is a capital commitment, which is not a balance sheet item; and (ii) preferred shares are classified as current, not long-term liabilities.

John Reynolds, Esq. August 25, 2009 Page 5

Staff Comment 12: We have reviewed the revisions to your filing in response to our prior comment 31. It does not appear that you have presented income (loss) per share data for each of the interim periods presented. Please revise or advise. Refer to Item 17(b)(4) of Form S-4.

12.           We have revised the disclosure on page 23 of Amendment No. 2 to provide income (loss) per share data for each of the interim periods.

Staff Comment 13:  31. It does not appear that you have presented income (loss) per share data for each of the interim periods presented. Please revise or advise. Refer to Item 17(b)(4) of Form S-4.

13.           We have revised the disclosure on page 23 of Amendment No. 2 to present the selected financial data on a quarterly basis.

Pro Forma Summary Unaudited Financial Information

Anticipated Accounting Treatment, page 24

Staff Comment 14:  We have reviewed your response to our prior comment 35 noting that the shareholders of Windrace will hold a 43% - 46% ownership interest in the combined entity on a fully diluted basis. Your analysis concludes that Windrace will hold the greatest ownership interest in the combined entity because you consider the ownership interest held by the founders of 2020 ChinaCap, 2020 ChinaCap’s IPO underwriters, and 2020 ChinaCap’s IPO shareholders separately. However, please note that paragraph B15(a) of IFRS 3 states that the accounting acquirer in a business combination is the entity whose owners as a group hold the largest portion of the voting rights in the combined entity. Thus, on a fully diluted basis it appears that the parties who hold an ownership interest in 2020 ChinaCap will hold a larger share of the combined entity than the shareholders of Windrace on a fully diluted basis. Please revise your analysis to address the guidance per paragraph B15(a) of IFRS 3 and revise the disclosure in your filing as necessary.

Staff Comment 15:  In connection with the previous comment, please tell us how the investment agreement entered into between Windrace and Wisetech / Windtech affects your analysis under IFRS 3 and revise the disclosure in your amended filing accordingly. Your revised disclosure should specifically address the effect of the relationship between Jianming Yu, a director of 2020 ChinaCap and the managing partner of Wisetech / Windtech

We have revised and updated our analysis of the ownership of Exceed’s issued and outstanding ordinary shares at the closing of the Acquisition for the impact of the investment agreement entered into between Windrace and Wisetech Holdings Limited (“Wisetech”) and Windtech Holdings Limited (“Windtech” and, collectively with Wisetech, the “New Windrace Investors”) on July 27, 2009. We have also considered the impact on the share ownership at closing of the warrants issued in the Company’s Initial Public Offering (“IPO”) and the underwriter’s unit purchase option (“UPO”).  We do not believe that these matters would impact our current treatment of this transaction as a reverse recapitalization.

John Reynolds, Esq. August 25, 2009 Page 6

An updated analysis of the ownership of Exceed’s issued and outstanding ordinary shares at the closing of the Acquisition at the closing of the transaction based on various possibilities is summarized below.

Assuming No Exercise of Warrants and UPO:

With no common stock redemptions at closing –

	2020 Founders	IPO Shareholders	Underwriters	Windrace Shareholders	New Windrace Investors	Total Issued and Outstanding
Ordinary shares:
Number	1,875,000	8,625,000	-0-	7,300,603	3,627,968	21,428,571
Percent	8.75%	40.25%	0.00%	34.07%	16.93%	100.00%

With maximum common stock redemptions at closing (29.99%)* –

Ordinary shares:
Number	1,875,000	6,038,362	-0-	4,608,388	3,627,968	16,149,718
Percent	11.61%	37.39%	0.00%	28.54%	22.46%	100.00%

*Based on current market conditions, the Company considers this as the most likely scenario.

Assuming Full Exercise of Warrants and UPO:

With no common stock redemptions at closing –

	2020 Founders	IPO Shareholders	Underwriters	Windrace Shareholders	New Windrace Investors	Total Issued and Outstanding
Number	4,140,000	17,250,000	1,100,000	17,008,633	3,627,968	43,126,601
Percent	9.60%	40.00%	2.55%	39.44%	8.41%	100.00%

With maximum common stock redemptions at closing (29.99%)* –

Ordinary shares:

Number	4,140,000	14,663,362	1,100,000	17,008,633	3,627,968	40,539,963
Percent	10.21%	36.17%	2.71%	41.96%	8.95%	100.00%

*Based on current market conditions, the Company considers this as the most likely scenario.

Paragraph B15(a) of IFRS 3 states:

In a business combination effected primarily by exchanging equity interests, the acquirer is usually the entity that issues its equity interests.  However, in some business combinations, commonly called “reverse acquisitions”, the issuing entity is the acquiree.  Paragraphs B19-B-27 provide guidance on accounting for reverse acquisitions.  Other pertinent facts and circumstances shall also be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

John Reynolds, Esq. August 25, 2009 Page 7

(a) the relative voting rights in the combined business entity after the business combination – The acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.  In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

In all of the possible outcomes of the final share ownership, the concentrated group is Windrace shareholders, and no group holds an absolute majority nor has significant ability to control the Windrace assets except for the Windrace shareholders.

--The shares owned by the Windrace shareholders would constitute 34.07% and 28.54% of the issued and outstanding shares of Exceed at the closing of the Acquisition, assuming no common stock redemptions and maximum common stock redemptions from the IPO shareholders at closing, respectively, 39.44% and 41.96% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming full exercise of the UPO and warrants (without regard to whether they are in-the-money), and no common stock redemptions and maximum common stock redemptions, respectively.

--The shares owned by the 2020 Founders would constitute 8.75% and 11.61% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming no common stock redemptions and maximum common stock redemptions from the IPO shareholders at closing, respectively; and 9.60% and 10.21% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming full exercise of the UPO and warrants (without regard to whether they are in-the-money), and no common stock redemptions and maximum common stock redemptions from the IPO shareholders at closing, respectively.

--The shares owned by the New Windrace Investors would constitute 16.93% and 22.46% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming no common stock redemptions and maximum common stock redemptions from the IPO shareholders at closing, respectively; and 8.41% and 8.95% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming full exercise of the UPO and warrants (without regard to whether they are in-the-money), and no common stock redemptions and maximum common stock redemptions from the IPO shareholders at closing, respectively.

However, paragraph B15(a) is not exclusively determinative as to the identification of the accounting acquirer.  Paragraph B15(b) – (d) identifies other factors that should be considered in determining the accounting acquirer, as follows:

John Reynolds, Esq. August 25, 2009 Page 8

(b) the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest – The acquirer is usually the combined entity whose single owners or organized group of owners holds the largest minority voting interest in the combined entity.

The Windrace shareholders are the largest organized group of shareholders in every scenario.  In addition, based on the financial performance of Windrace in 2009 to date, utilizing such metrics as revenues, purchase orders, and operating margins, management believes that it is more likely than not that it will meet its target milestones for 2009 and that the escrow shares subject to release based on the 2009 audited results of operations (from 4,004,577 shares to 6,696,792 shares) will therefore be released to the Windrace shareholders as early as after the first quarter of 2010.  Under all scenarios, this escrow release will substantially increase the share ownership of the Windrace shareholders and is probable of occurring.

The IPO shareholders were not considered a control block because such shares are widely distributed and are not sufficiently concentrated with a shareholder or small group of shareholders to represent a control block.

(c) the composition of the governing body of the combined entity – The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Windrace has the right to appoint 2 out of 3 directors to the board of Exceed at the closing, 3 out of 5 directors to the board of the operating companies post-closing (and an additional director through its control of the Exceed board), and Windrace’s management will occupy all of the executive management positions of Exceed at closing and will have appropriate employment agreements.

All of the 2020 ChinaCap and Exceed directors will resign from the board of directors at the closing of the transaction.  Neither 2020 ChinaCap nor Exceed has the right to elect a director

(d) the composition of the senior management of the combined entity – The acquirer is usually the combining entity whose (former) management dominates the management of the combined entity.

All of the executive management positions will be from Windrace and no such positions will be occupied by any persons from any other group.

The issue raised in paragraph B15(a) with respect to the impact of stock options and warrants is mitigated by the three additional factors described in paragraph B15(b) – (d), all of which clearly indicate that Windrace is the accounting acquirer.  As noted above in the tables, assuming no exercise of the warrants and the UPO, the Windrace shareholders would own 34.07% and 28.54% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming no common stock redemptions and maximum common stock redemptions, respectively.  Assuming that all of the warrants and the UPO were exercised at closing, the Windrace shareholders would own 39.44% and 41.96% of the issued and outstanding ordinary shares of Exceed at the closing of the Acquisition, assuming no common stock redemptions and maximum common stock redemptions, respectively.

John Reynolds, Esq. August 25, 2009 Page 9

In all cases, based on the cumulative impact of all of the factors noted in paragraph B15(b) – (d), the Windrace shareholders would have effective control of the registrant, thus supporting management’s conclusion that Windrace is the accounting acquirer and that the transaction should be accounted for as a reverse acquisition.

New Windrace Investors:

As disclosed in 2020 ChinaCap’s Current Report on Form 8-K dated July 27, 2009, Windrace entered into an Investment Agreement (the “Investment Agreement”) and an Escrow Agreement (the “Escrow Agreement”) with Wisetech Holdings Limited (“Wisetech”), Windtech Holdings Limited (“Windtech”) and Shuipan Lin, the CEO and a principal stockholder of Windrace (and of Exceed following the Acquisition) (“Lin”), on July 27, 2009.   Lin is party to the agreements solely due to his association with Windrace and is not affiliated with the New Windrace Investors.  The New Windrace Investors are affiliated with New Horizon Capital, a premier private equity investment firm in China that is supported by over 20 institutional investors worldwide.  Other than the interests of Jianming Yu described below, neither of the New Windrace Investors nor their affiliates currently has any direct or indirect interest in 2020 ChinaCap.  Pursuant to the terms of the Investment Agreement, the New Windrace Investors will invest an aggregate of $30,000,000 in Windrace in two installments, as further described in the Form 8-K Current Report.  2020 ChinaCap is advised that the New Windrace Investors are purely financial investors and have no interest in asserting control over Windrace.  Jianming Yu, a director of 2020 ChinaCap, is a managing director of the New Windrace Investors.

With regard to the effect of the relationship between Jianming Yu, a director of 2020 ChinaCap, and the managing director of the New Windrace Investors, please note that George Lu, 2020 ChinaCap’s Chairman and Chief Executive Officer, Louis Koo, the Company’s Chief Financial Officer and a director, Yuxiao Zhang, the Company’s Executive Director, Vice President and a director, and Jianming Yu, a director, directly or indirectly own 49.99%, 10.0%, 10.0% and 10.0%, respectively, of the common shares of 2020 International Capital Group Limited, a Cayman Islands company (“2020 International”).  2020 International has beneficial ownership of 1,312,504 shares of common stock, or 12.5% of 2020 ChinaCap's outstanding common stock at June 30, 2009. Dr. Yu does not have the ability or the right to make investment decisions on behalf of 2020 International on his own and in any event, upon closing of the Acquisition, 2020 International would be a less than 10% shareholder of Exceed in all scenarios.  Furthermore, 2020 ChinaCap is advised that 2020 International is purely a financial investor and has no interest in asserting control over Windrace nor the ability to do so.  Dr. Yu also holds 70,312 shares, or roughly 0.67%, of 2020 ChinaCap’s outstanding common stock at June 30, 2009 as a personal investment through his ownership interests in Fame Mount Limited, a company solely owned by Dr. Yu, which has no relationship with 2020 International or the New Windrace Investors other than the common involvement of Dr. Yu in the capacities described above.

John Reynolds, Esq. August 25, 2009 Page 10

With regard to the foregoing, we note the following additional factors which support the Company’s conclusion that Windrace is the accounting acquirer:

1.  The New Windrace Investors worked independently of 2020 ChinaCap’s management to evaluate the investment opportunity, including engaging their own consultants to conduct business and financial due diligence.  Dr. Yu has no right to make investment decisions on behalf of the New Windrace Investors on his own and no ability to control the decisions of the New Windrace Investors.

2.  Following the commencement of negotiations between Windrace and the New Windrace Investors, Dr. Yu did not participate in any 2020 ChinaCap board votes regarding Windrace or the New Windrace Investors.

3.  Windrace selected the New Windrace Investors after assessing various other candidates and believes that the terms were the best available based on current market conditions.

4.  The Investment Agreement is signed between the New Windrace Investors and Windrace; 2020 ChinaCap is not a party to this agreement.

5.  Neither 2020 International nor the New Windrace Investors will have any representation on the Board of Directors post-closing at the listed company level. The New Windrace Investors have the right to nominate one representative to the board of the subsidiaries of Windrace. In any event, Mr. Lin will retain control over such subsidiary boards as i) he will directly appoint three out of the five board seats at each company and ii) the fourth board seat to be designated by the parent Exceed as successor to 2020 ChinaCap under the Investment Agreement is in fact indirectly controlled by Mr. Lin as he will control the board of directors of Exceed following the Acquisition.

Since the bulk of the $30,000,000 equity financing referred to above is being utilized to replenish the funds to be paid to the holders of the preferred shares at closing aggregating $39,517,000, the New Windrace Investors are, in essence, providing new capital to Windrace because of Windrace’s management control and ability to control the destiny of Exceed.  Accordingly, the Company believes that such New Windrace Investors should be viewed as aligned with the Windrace shareholder group.

Accordingly, the Windrace shareholders would have effective control of the registrant at closing, with the financing provided by the New Windrace Investors, even assuming the exercise of all of the warrants and the UPO at closing, which is unlikely to occur for the reasons described below.  It should also be noted that the warrants expire in November 2011 and the UPO expires in November 2012.  Accordingly, such securities would be exercisable for periods ranging from two to three years following the transaction, and it is therefore unlikely that the holders would exercise these securities immediately following the closing.  In addition, the holders of such warrants may not exercise them until there is an effective registration statement in place with respect to their exercise which may effectively delay the commencement of exercise of the warrants until some time after the closing of the Acquisition.  Additionally, the UPO has an exercise price of $10.00 per unit, and the current trading price of the Company’s units is less than $9.00 per unit.  The warrants held by the IPO shareholders are not sufficiently concentrated with a shareholder or small group of shareholders to represent a control block.  There is a smaller subset of warrants, the warrants to purchase an aggregate of 2,265,000 shares of 2020 common stock which were issued in a private placement concurrent with the IPO to two companies, one of which is controlled solely by Mr. Lu and the other by Mr. Lu and Dr. Yu.  Even if these warrants were combined with the shares of stock held by 2020 International, the resulting aggregate number of Exceed shares on a fully-diluted basis post-Acquisition would still be insufficient to constitute a control block, and not withstanding that such warrants have a cashless exercise feature the reasons set forth above as to why the public warrants would not be exercised immediately following the closing of the Acquisition equally apply to the private placement warrants.

John Reynolds, Esq. August 25, 2009 Page 11

After conducting the analysis as summarized above, management continues to conclude, based on IFRS 3, that the designation of Windrace as the accounting acquirer remains appropriate.

Market Price Information, page 28

Staff Comment 16:  We were unable to locate disclosure responsive to prior comment 38. Please advise. Our prior comment was: please revise to provide the disclosure contemplated by Item 201(a)(I)(v).

16.           We have revised the disclosure on page 28  to provide the disclosure contemplated by Item 201(a)(I)(v) with respect to the price of the Company’s securities on the date immediately preceding public announcement of the agreement to acquire Windrace and as of a date closely preceding the filing of Amendment No. 2.

Risk Factors, page 29

Staff Comment 17:  We note your response to prior comment 44 and the revised disclosure. Please expand this risk factor to address the shares held by 2020 insiders which may also be released from escrow following the consummation of the transaction.

17.           We have revised the risk factor on page 47 of Amendment No. 2 to provide the additional information requested as well as to address the additional shares that may be issued to New Windrace Investors.

Staff Comment 18:  We note your revised disclosure on page 49 regarding the fact that the Windrace sellers will own approximately 51% of the outstanding shares. Please expand this disclosure to also indicate that Mr. Lin Shuipan, your future chief executive, will beneficially own 41%.

18.           We have revised the disclosure on page 49 to provide information with respect to Mr. Lin Shuipan’s beneficial ownership of the Company subsequent to the acquisition.  Please note that Mr. Lin Shuipan’s percentage ownership has been reduced as a result of the shares to be issued to the New Windrace Investors.

John Reynolds, Esq. August 25, 2009 Page 12

Consideration of the Acquisition, page 61

Staff Comment 19:  We note your statement that Windrace’s IPO was attempted in the second half of 2008. Your disclosure in your Legal Compliance and Procedures section indicates that Windrace’s IPO was aborted in June 2008. Please revise to clarify when Windrace attempted its IPO in Hong Kong.

19.           We have revised the disclosure on page 63 of  Amendment No. 2 to clarify that the offering commenced in June 2008 and was aborted in early July 2008.

Staff Comment 20:  We note your response to our prior comment 53 regarding your investigation into market rumors related to Windrace’s IPO. Please advise us of the specifics of these rumors and allegations in the media that related to Windrace’s IPO. We may have further comment.

20.           The rumors and allegations were generated by internet bloggers and were general in nature relating to Goldman Sachs’ purported motivations for investing in Windrace and facilitating the IPO, the background of certain principals of Windrace and the financial status of Windrace.  As the allegations were generally not credible on their face nor supported by accompanying facts, we are of the view that it is more constructive, and material to investors, to focus on the steps taken by the management of 2020 to validate the legal, regulatory and compliance, financial and business conditions of Windrace. Based on the unqualified audit opinion of Windrace’s auditor, the clean legal opinion of the Chinese legal counsel and the positive review of a third party financial audit commissioned by New Horizon in connection with the investment by the New Windrace Investors, we are of the view that the rumors and allegations were readily disproven.  We also have no reason to believe that the rumors and allegations had any impact on the market for Windrace’s withdrawn IPO.

The Board Meeting, page 70

Staff Comment 21:  On page 70 you have added disclosure indicating that “[s]hares issued to the New Windrace Investors would be in addition to the shares issued to the Sellers...” Please clarify the meaning of this statement. Your disclosure elsewhere indicates that such shares would be in lieu of shares issued to your existing sellers.

21.           The disclosure on page 70 reflected the position at the time of the filing of Amendment No. 1 when no new investor had committed to invest in Windrace. We have revised the disclosure in Amendment No. 2 to reflect the agreements with the New Windrace Investors and to clarify that the shares issued to such New Windrace Investors do not reduce the aggregate number  of 17,008,633 ordinary shares of Exceed, including shares placed in escrow, issued and issuable to the Sellers. We have further revised the disclosure to clarify that the shares issued to the New Windrace Investors do reduce the number of shares which are released to the Sellers from escrow upon closing, which has the effect of deferring their receipt of shares but does not reduce the aggregate amount. The number of shares released from escrow to the Sellers upon closing is inversely related to the number of shares issued to the New Windrace Investors.

John Reynolds, Esq. August 25, 2009 Page 13

Staff Comment 22:  Please revise your page 71 statement to also indicate the implied enterprise value associated with Windrace’s public offering excluding any proceeds from the initial public offering. In this respect refer to prior comment 51. Also, in an appropriate location, compare this revised price/earnings multiple against the consideration being paid — including any escrowed shares.

22.           We have revised the disclosure on pages 71 and 72 of Amendment No. 2 to indicate the implied equity value of Windrace’s public offering in Hong Kong and to provide a comparison of this price/earnings multiple to the consideration being paid to the Sellers including the escrowed shares.

Staff Comment 23:  We note your response to prior comment 48 and reissue. Please revise to address the extent to which your board has relevant experience valuing and conducting due diligence on company’s in Windrace’s industry. If they do not have such experience, state so.

23.           We have revised the disclosure on page 74 of Amendment No. 2 to provide further information with respect to the experience of the directors in relation to valuing companies in Windrace’s industry.

Staff Comment 24: We note your statement that “Mr. Lu assessed that the transaction valuation was fair and reasonable form the perspective of the shareholders of 2020.” Please address in this section whether the board of directors made the determination in the board meeting that the acquisition is fair to and in the best interests of 2020 ChinaCap and its shareholders.

24.           We have revised the disclosure on page 75 of Amendment No. 2 accordingly to clarify that Board did make a determination in the Board meeting as to the fairness of the transaction.

Staff Comment 25:  Please revise your pro forma equity value discussion to clarify the underlying purpose of this analysis and address the fact that it assumes away any potential price declines associated with potentially dilutive share issuances such as the shares being issued in your transaction or upon the exercise of the warrants. Explain that, under the methodology being used here, the “pro forma” value increases based on the number of shares being issued in the transaction even if the number of shares is unrelated to the underlying enterprise values.

25.           We have revised the disclosure on page 72 of Amendment No. 2 accordingly.

John Reynolds, Esq. August 25, 2009 Page 14

Staff Comment 26:  We note that the company has added disclosure in this section responsive to our prior comment 22. However, the revised disclosure is difficult to follow and does not appear to value Windrace as a stand-alone entity. Without limiting the generality of the foregoing, please revise the disclosure throughout this section to:

a.	Explain the relevance of your pro-forma calculations and how they were used to assess the fairness of the transaction and whether such analyses are standard industry practice;

b.
Clarify that the pro forma equity value assumes a constant share price of $7.95 which may or may not be a valid assumption — particularly for 2011 — given the dilutive issuances of securities associated with your transaction;

c.
Expand to provide a discussion of the tabular presentation on page 72 to address how the board used this information in making its decision. For example, explain the analysis and conclusions associated with it in greater detail;

d.
Explain why it was appropriate to assume the transaction in calculating Windrace’s implied market capitalization, as opposed to applying the price/earnings multiples from the peer groups to Windrace’s data to value the target as a standalone entity;

e.
Revise to state whether the board specifically determined a value or range of values associated with the Windrace business prior to the board meeting and, if so, state the values and compare them against the total consideration being paid; and,

f.	Disclose the bottom up projections and analysis used to assess the 2011 earnings target.

26.           We have revised the disclosure on pages 71-72 of Amendment No. 2 to provide the requested information.

Staff Comment 27:  It wasn’t clear to us how the company responded to prior comment 58, accordingly we reissue it. Please revise your discussion to address the total value the board ascribed to the consideration being paid and the approximate value of the interest being acquired. Your disclosure should clearly address how such values were arrived at.

27.           The disclosure on pages 71 and 72 of Amendment No, 2 has been revised to address the total value which the board ascribed to the consideration being paid and the approximate value of the interest being acquired.

Staff Comment 28:  We note your statement that “the board also took into account the fact that the 2020 management team would monitor Windrace’s operations on an ongoing basis based on updated business, operational and financial data provided by Windrace from time to time to assess whether the original considerations relating to the fairness determination had fundamentally changed.” In an appropriate section, please address whether the 2020 management team has assessed whether the original considerations relating to the fairness determination have fundamentally changed and also address what actions, if any, the board has undertaken in connection with the 2020 management team’s assessment.

John Reynolds, Esq. August 25, 2009 Page 15

28.           We have revised the disclosure on pages 75 and 76 of Amendment No. 2 to provide information regarding the Board’s subsequent review of Windrace’s financial statements through June 30, 2009 and the Board’s determinations resulting from such review.

2020 Redomestication, page 81

Staff Comment 29:  We note your page 84 statement that your discussion is a summary and does “not give [investors] a complete description of the differences .... [and investors] should also refer to the ... Delaware corporate law and corporate law of the BVI[.] Please revise this statement to indicate that you have summarized all material differences in shareholder rights in this discussion. Also, remove the statement advising shareholders to refer to the Delaware and BVI law for additional information. See prior comment 64.

29.           We have revised the disclosure on page 89 of Amendment No. 2 as requested.

Material United States Federal Income Tax Considerations, page 98

Staff Comment 30:  Please revise to include a statement, consistent with Annex C, indicating that this discussion constitutes the opinion of counsel. Also, revise to identify counsel’s opinion on each material tax conclusion.

30.           We have revised the disclosure on page 95 of Amendment No. 2 to provide the requested information.

Staff Comment 31:  We note your response to prior comment 66. As you appear uncertain about whether the transaction would qualify as a reorganization under Section 368, please revise to more prominently discuss this uncertainty and explain the tax consequences to investors if the transaction is not treated as a reorganization.

31.           We have revised the disclosure on page 96 and 97 of Amendment No. 2 to provide the requested information.

Legal Compliance and Procedures, page 126

Staff Comment 32:  We note your response to prior comment 54 and the revised disclosure on page 126. Please advise us of any additional facts and circumstances surrounding the non-renewal of the agreement with Ernst & Young and clarify whether Crowe Horwath was re-auditing information that had been audited by Ernst & Young. If so, briefly address the reasons why.

32.           We have revised the disclosure on page 131 of Amendment No. 2 to provide the requested information.

Staff Comment 33:  Please revise to clarify when Ernst & Young’s engagement was not renewed.

John Reynolds, Esq. August 25, 2009 Page 16

33.           We have revised the disclosure on page 131 of Amendment No. 2 to provide the requested information.

Windrace’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 128

Staff Comment 34:  We note your statement on page 131 that you have extended payment terms to your distributors from 60 days to 120 days. If material, please revise to briefly address the impact that this may have on your liquidity and working capital.

34.           The accounts receivable turnover rate for the six months ended June 30, 2009 was 83 days which represents an increase of 40 days when compared with that of 43 days for the year ended  December 31, 2008.  Although the accounts receivable aging increased to 83 days, it is still within the credit period granted to the distributors of 120 days.  The extended payment terms to distributors from 60 days to 120 days have not had any material negative impact on Windrace’s liquidity and working capital.  Cash and cash equivalents for the 6 months ended June 30, 2009 increased from RMB120 million at Dec 31, 2008 to RMB224 million and net cash inflow from operating activities for the 6 months period was RMB39 million.

Staff Comment 35: In prior comment 76 we noted that your accounts receivable balance increased by 101% between December 31, 2007 and December 31, 2008. Your response directs us to disclosure on page 119 which discusses payment and credit changes that started in 2009. It was unclear how the policy change could have impacted your accounts receivable balance increase. Please revise to clarify.

35.           The 101% increase in accounts  receivables as at December 31, 2008 as compared to the balance as at December 31, 2007 is mainly due to the increase in sales in 2008 and the slight increase in accounts receivable days in 2008 over 2007.  Sales increased by RMB524 million, or 40.4% in 2008 which almost inevitably increased the balance of accounts receivable as at December 31, 2008.  In addition, accounts receivable turnover days in 2008 increased to 43 days from 32 days in 2007, which is still within the credit period granted to distributors of 60 days during 2008.

Staff Comment 36:  Please clarify the meaning of your page 134 statement that comparisons of financial results between periods “cannot be relied on as accurate indicators of Windrace’s performance.

36.           We have deleted this statement from Amendment No. 2.

Results of Operations, page 141

Staff Comment 37: On page 141 you indicate that revenues declined by RMB 88.0 million “due primarily to a decrease in deliveries with a value of RMB 126.6 million.” Please clarify this statement; it appears to us that the decline in the value of your deliveries should equal the decline in revenues.

John Reynolds, Esq. August 25, 2009 Page 17

37.           To avoid confusion, we have revised the disclosure beginning on page 147 of Amendment No. 2 to delete the reference to the value of deliveries and to simply refer to the decrease in deliveries in connection with the updating of Windrace’s interim results.

Liquidity and Capital Resources, page 147

Staff Comment 38: Please expand your operating cash flows discussion to address the degree to which the increase in payables, including your using longer terms to settle purchases, is being driven by the extension of credit periods to distributors. Also, revise to address any costs, fees, or supply interruptions, being incurred or anticipated to be incurred associated with your longer repayment cycles with your suppliers.

38.           We have added further disclosure on page 153 of Amendment No. 2 to further address these issues.  As noted in such revised disclosure, Windrace does not have to bear any extra cost and fee or interruption of supply for receiving longer credit terms granted by the suppliers.

Windrace’s Management’s Discussion and Analysis

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 147

Staff Comment 39: We note your response to our prior comment 76. It does not appear that you have disclosed the steps taken by management to ensure that amounts due from distributors who have been granted extended payment terms will be collected. Your revised disclosure should explain how your new policy allowing distributors to make payment up to 120 days after delivery affects management’s judgment regarding the collectability of outstanding accounts receivable.

39.	We have revised the disclosure on page 136 of the Amendment No. 2 to address these points.

Pro Forma Unaudited Condensed Combined Financial Statements

General

Staff Comment 40: We note your response to our prior comment 36 regarding your intended accounting treatment for the shares of the combined entity’s common stock that will be placed in escrow at closing. As the release of these shares is contingent upon the combined entity meeting certain earnings thresholds (i.e., based on achieving performance targets), please tell us how you considered the guidance per IFRS 2 regarding share-based payment. Your response should include your analysis of the terms of the escrow agreement including whether there are any conditions for release of these shares such as continued employment by the share recipients.

40.           Paragraph 3 of IFRS 2 states that “… a transaction with an employee (or other party) in his/her capacity as a holder of equity instruments of the entity is not a share-based payment transaction”, which the Company believes is the case in this particular situation..

John Reynolds, Esq. August 25, 2009 Page 18

Paragraphs 10, 11 and 12 of IFRS 2 discuss the measurement and application of equity-settled share-based payment transactions.  Paragraph 12 of IFRS 2 states, “Typically shares, share options or other equity instruments are granted to employees as part of their remuneration package, in addition to a cash salary and other employment benefits….Furthermore, shares or share options are sometimes granted as part of a bonus arrangement, rather than as part of basic remuneration, e.g. as an incentive to the employees to remain in the entity’s employ or to reward them for their efforts in improving the entity’s performance…”

The escrow shares are subject to release to the Windrace shareholders at closing on a pro rata basis, based on Windrace achieving certain operating milestones for fiscal years 2009, 2010 and 2011.  There is no requirement whatsoever for such Windrace shareholders to be employed by the post-closing company or to provide any services to the post-closing company in order to receive such escrow shares.  Furthermore, there is no forfeiture of the right to any escrow shares by Windrace shareholders who are also a part of management post-closing, except as a result of failure to meet the operating milestones, which is a strong indication that such arrangements are not compensatory in nature, but are part of the recapitalization transaction.

In summary, the Company believes that the acquisition of Windrace by 2020 ChinaCap is a reverse recapitalization, and that the distribution of the escrow shares is not a share-based payment transaction (under IFRS) designed to compensate the recipients for services rendered, but rather is equivalent to a stock dividend or stock split to the Windrace shareholder group.

Because of the significance of the escrowed shares to the accounting for the transaction, we also consulted US GAAP for additional support and accordingly provide the following additional information:

The shares referred to as “escrowed shares” are for the benefit of the shareholders of the accounting acquirer, are being distributed on a pro rata basis, and are not for the benefit of the acquired shell company’s shareholders or employees.  The outcome of the escrow is considered as a part of the recapitalization of the operating company (accounting acquirer).  In a reverse merger transaction, the shares issued or issuable to the accounting acquirer shareholders do not result in an expense or additional consideration.  The Company believes that it would be inconsistent with the recapitalization process if the final determination of shares issued to the shareholders of the accounting acquirer resulted in an expense rather than being accounted for as a form of dividend or stock split.

In support of the Company’s position, The Accounting Research Manager, published by CCH, addresses this specific situation where the accounting acquirer has an earn-out provision:

“If a reverse acquisition includes an earn-out arrangement, the accounting for the earn-out arrangement does not follow Statement 141 because the earn-out would be payable to the shareholders of the accounting acquirer.  Therefore, the earn-out would be treated as a dividend.”

John Reynolds, Esq. August 25, 2009 Page 19

The Company has also reviewed paragraph 58.b. of SFAS No. 141R, which states as follows:

“58. A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction.  The following are examples of separate transactions that are not to be included in applying the acquisition method:

b. A transaction that compensates employees or former owners of the acquiree for future services (paragraphs A86–A90)”.

However, the individuals and investors who will receive these earn-out shares are not former employees or investors of the acquiree.  They are shareholders of the accounting acquirer.

The Company also reviewed paragraph A87 of SFAS No. 141R, the introduction to which reads as follows:

“A87. If it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the following indicators:”

We concluded that this paragraph also does not apply, as the premise of A87 relates to the employees of the acquiree, not to the acquirer’s employees or investors.  As the business combination is considered a recapitalization, the Company concluded under US GAAP that the earn-out shares should be properly accounted for as a capital transaction.

In summary, the Company believes that its planned accounting for the escrowed shares is supported in both IFRS and US GAAP.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 175

Staff Comment 41: We note the revisions to your filing in response to our prior comment 85. It appears that pro forma adjustment one results in the elimination of the historical results of 2020 ChinaCap. it does not appear that this adjustment is appropriate under Article 11 of Regulation S-X. Please revise or advise. Please note that your revised presentation should also reflect the resulting change to the combined entities’ pro forma income taxes.

  Paragraph B19 of IFRS 3 limits business combinations to circumstances where the acquiree is a business.  Accordingly, for reverse acquisitions, the accounting acquiree must meet the definition of a business for the transaction to be accounted for as a reverse acquisition.  This restriction appears to exclude from the scope of IFRS 3 a private entity reverse merging into a publicly-listed shell with cash but no ongoing business operations.  Although such transactions are more properly described as a form of capital restructuring or recapitalization, the accounting treatment for such transactions generally results in financial statement presentation similar to that produced under reverse acquisition accounting.  The Company believes that the transaction between 2020 ChinaCap and Windrace properly qualifies as a reverse recapitalization.

John Reynolds, Esq. August 25, 2009 Page 20

If the transaction contemplated herein were completed on the first day of each such reporting period, the general and administrative expenses incurred by 2020 ChinaCap as a shell company seeking a business transaction would not have been incurred.  Furthermore, effective on the transaction date, the operations of Windrace become the registrant’s operations for all historical periods presented on a retroactive basis.  Accordingly, the operations of 2020 ChinaCap during the period of time that it was a standalone entity prior to the completion of the merger transaction would never be included in the registrant’s financial statements filed after the closing of the transaction.

Accordingly, the Company believes that the pro forma adjustments for the year ended December 31, 2008 and the three months ended March 31, 2009 (the latter of which have been updated for the six months ended June 30, 2009 in Amendment No. 2) properly eliminate the historical results of operations of 2020 ChinaCap under reverse recapitalization accounting.

Compensation of directors and executive officers of Windrace, page 182

Staff Comment 42: Please revise to re-include the tabular presentation of Windrace’s executive compensation for the periods covered by the financial statements.

42.           We have revised the disclosure on page 184 of Amendment No. 2 to provide the requested information.

Staff Comment 43: Briefly explain the increase in compensation between 2008 and 2007. Also revise to correct your typographical error regarding compensation for the year ended December 31, 2009.

43.           We have revised the disclosure on page 184 of Amendment No. 2 to provide the requested information.

Certain Relationships and Related Transactions, page 184

Staff Comment 44: Please disclose the total amounts currently payable to related parties.

44.            We have revised the disclosure on pages 186 and 187 of Amendment No. 2 to provide the requested information.

Staff Comment 45:  Please revise to clarify the meaning of your page 185 statement that “the parties entered into amendments that require Windrace to transfer a number of ordinary shares equal to that would have been issued ....“

45.           We have revised the disclosure on page 188 of Amendment No. 2 to clarify the meaning of the statement.

John Reynolds, Esq. August 25, 2009 Page 21

Financial Statements

2020 ChinaCap Acquirco, Inc.

General

Staff Comment 46: Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents from your independent accountants with any amendments.

46.           We will comply with the updating requirements as applicable and have updated the financial information provided in Amendment No. 2 through June 30, 2009.  We will continue to provide updated consents from our independent accountants with any amendments.

Windrace International Company Limited

Notes to Financial Statements

General

Staff Comment 47:  It appears that the footnote regarding earnings per share attributable to equity holders of the company was removed from your amended filing. Please tell us why this was removed or revise.

47.           We have revised the disclosure on page F-72 of Amendment No. 2 to include the disclosure of earnings per share attributable to equity holders of the company in Note 23.

1 – Corporate Information and Basis of Presentation, F-41

Staff Comment 48:  We note the additional disclosure provided in response to our prior comment 98. Your revised disclosure states that the entities that comprise Windrace were under the common control of Lin Shuipan and his wife, Chen Xiayu, at the date of formation. Please revise to disclose your conclusion that these entities are under common controls considering the ownership interest held by third parties (i.e. Rich Wise International Investment Group Limited, Tiancheng International Investment Group Limited, etc.)

48.           We have revised the disclosure on page F-43 of Amendment No. 2 to further describe the basis for the conclusion described above.

Staff Comment 49:  We note that you have extended the payment terms offered to your distributors to allow payment for up to 120 days after delivery. In connection with this policy change, your accounts receivable balance increased from RMB 284,795 at December 31, 2008 to RMB 438,053 at March 31, 2009. Pursuant to IAS 18, revenue recognition is appropriate when it is probable that the economic benefits associated with the transaction will flow to the seller. Please tell us how this substantial increase in accounts receivable through March 31, 2009 affects management’s ability to conclude that the amounts recognized as revenue will be realized in cash.

John Reynolds, Esq. August 25, 2009 Page 22

49.           Through July 2009, all the distributors have been able to settle all accounts receivables balances within the credit periods and no balances were past due. As at July 31, 2009,  a considerable amount of subsequent settlement amounting to RMB189,138,000 was noted, which represented 41.5% of the outstanding trade receivables balance as at June 30, 2009. Moreover, Windrace has maintained very good relations with all the distributors for many years and has rarely encountered any difficulties in collecting accounts receivables. For example, there have been no bad debts reflected in Windrace’s income statements during the three years ended December 31, 2008 and the six months ended June 30, 2009.  Therefore, we believe that Windrace is able to conclude that the amounts recognized as revenue will be realized in cash and the extended payment term has no impact on Windrace’s revenue recognition.

9 – Tax, F-56

Staff Comment 50:  We have reviewed your response to our prior comment 111 noting you have disclosed a 25% tax rate for your operations in China and a 17.5% tax rate for your operations in Hong Kong beginning on January 1, 2008. However, it appears that you have recorded taxes at a rate of approximately 27% for the fiscal year ended December 31, 2008 and for the three months ended March 31, 2009, Please revise to explain why your recorded tax expense is at a higher rate than the tax rates disclosed in your filing.

50.           The effective tax rates as at December 31, 2008 and June 30, 2009 are 27.7% and 26.6%, respectively.  As the BVI and Hong Kong companies within the Group incurred losses in 2008 and for the six months ended June 30, 2009, this offset the profits arising from PRC companies (applicable tax rate: 25%), resulting in higher effective tax rates.  The details of the reconciliation of the tax rate is as follows:-

	(Loss) profit before taxation	Applicable tax rate	Tax at statutory tax rate
	RMB’000		RMB’000
For the year ended December 31, 2008
Cayman, BVI and HK incorporated companies within the Group	(54,782)	16.5%	(9,039)
PRC incorporated companies within the Group	225,492	25%	56,373
Overall	170,709	27.7%	47,334

For the six months ended June 30, 2009
Cayman, BVI and HK incorporated companies within the Group	(21,348)	16.5%	(3,522)
PRC incorporated companies within the Group	133,851	25%	33,463
Overall	112,503	26.6%	29,941

John Reynolds, Esq. August 25, 2009 Page 23

Staff Comment 51:  We have reviewed your response to our prior comments 112 and 113 noting your disclosure that there were no differences between your book and tax basis assets and liabilities. Considering (i) the reconciling items for expenses which are not deductible for tax purposes per your tax expense reconciliation and (ii) your overseas subsidiaries which have different functional currencies, please explain your conclusion that there are no differences between the carrying amounts of assets and liabilities for book and tax purposes.

51.           There are no differences between Windrace’s book and tax basis assets and liabilities.  In particular, the reconciling items for expenses which are not deductible for tax purposes per Windrace’s tax expense reconciliation will not be deductible at any point in time and thus they are permanent differences and will not have any tax impact.  Deferred tax determination on Windrace’s overseas subsidiaries is based on their own assets and liabilities in their respective functional currencies and the presentation currency of the consolidated financial statements will have no tax impact.

Staff Comment 52:  Your response to our prior comment 113 does not adequately explain your statement that there was no “unprovided deferred tax liability” at each balance sheet date. Please provide us with a more detailed explanation for this statement.

52.           There are no differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and there are no taxable differences arising on investments in subsidiaries.  Accordingly, there is no deferred tax liability at the balance sheet dates.

12 – Prepaid Land Lease Payments, F-60

Staff Comment 53:  We note the revisions to your filing in response to our prior comment 114 including your disclosure that local government may repossess a parcel of land held for use by XD Long Fujian. Please provide us with a summary of management’s impairment testing regarding the recoverability of the carrying amount associated with these land use rights.

53.           At each balance sheet date, Windrace reviews the carrying amounts of this piece of land to determine whether there is any indication that this piece of land has suffered an impairment loss.  This piece of land was acquired in 2005.  In view of both the strong real estate market in China in recent years and the fact that Windrace intends to construct production facilities on this piece of land for its own use, management considers that there is no indication of impairment.

John Reynolds, Esq. August 25, 2009 Page 24

14 – Trade Receivables, F-61

Staff Comment 54:  Please revise the critical accounting policies section of Windrace’s Management’s Discussion and Analysis to provide a qualitative and quantitative discussion of the factors that management considers in determining the allowance for doubtful accounts. Your revised disclosure should explain the process for evaluating the collectability of outstanding receivables in light of fluctuations in the economic environment and for anticipating changes in the creditworthiness of your distributors.

54.           The qualitative and quantitative discussion of the factors that Windrace considers in determining the allowance for doubtful accounts was disclosed in Note 3 “Significant Accounting Judgment and Estimates” to Windrace’s financial statements.  We have expanded the discussion on page F-54 of Amendment No. 2 to explain the process for evaluating the collectability of outstanding receivables in light of fluctuations in the economic environment and for anticipating changes in the creditworthiness of Windrace’s distributors.  We have added similar disclosure in the critical accounting policies section of the MD&A discussion on page 141 of Amendment No. 2.

18 – Deposits Received, Other Payables and Accruals, F-63

Staff Comment 55:  We note that, beginning in 2009, you have begun to enter into distribution agreements for a term of three years. Please tell us how the extended term of these agreements affects the classification of the deposits received from your distributors as a current liability and revise your disclosure as necessary.

55.           During the term of the distribution agreement, Windrace has the right to terminate the distribution agreement, at its sole discretion and at anytime, if the distributions cannot meet certain sales target and payment requirements.  Furthermore,  the distributor  has  the  right  to  terminate  the  agreement  at  any  time under  the  distributorship  agreement upon three months’ advance notice to Windrace.  Accordingly, management considers it more appropriate to classify the deposits from its distributors as a current liability.

Exhibits

Staff Comment 56:  We were unable to understand your response to prior comment 121. Accordingly we reissue. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff copies of omitted schedules may be included in the exhibit index to the registration statement.

56.           We have revised the exhibit index to provide the requested undertaking.

John Reynolds, Esq. August 25, 2009 Page 25

Exhibit 10.32

Staff Comment 57:  Section four of your technology agreement provides that the China Institute of Science will assist Windrace in developing solutions to help the company go public and that the shareholding structure of the public company should be separately agreed upon by the parties. It was unclear to us what role the China Institute of Science was playing in the current transaction or whether its approval was required. Please advise.

57.           To clarify, the Technology Cooperation Agreement (“Agreement”) with the China Institute of Sports Science (the “Institute”) primarily relates to the collaboration and development of solutions relating to sports science research and development. Although the English translation of the original Chinese agreement may be unambiguous in that regard, Windrace affirms that it is not the intention of the Agreement that the Institute should assist Windrace in developing solutions to help the company go public or that the shareholding structure of the public company should be separately agreed upon by the parties. To further clarify, it was intended that the Institute's assistance in any public listing would only involve the Institute consenting or facilitating any public or regulatory disclosure relating to the sports science collaboration between the Institute and Windrace. Windrace affirms that i) the Institute does not own any shares in Windrace, ii) the Institute does not play any role in the current transaction, and iii) approval from the Institute is not required to consummate the current transaction.

Form 8-K, filed July 27, 2009

Staff Comment 58:  Your Item 8.01 disclosure indicates that $2.5 million in investment proceeds will be used by Windrace to purchase warrants in the open market. Your most recent disclosure indicates that your warrants traded between a high of $.27 and a low of $.03 per warrant in the second quarter of 2009. It appears possible that these transactions may result in the purchase of all or substantially all of this class of securities. With a view to disclosure in the S-4, please:

a.	Advise us what information Windrace or its affiliates will provide to investors or the market with respect to these purchases;

b.	Clarify the consideration given to the tender offer rules and Section 13D of the Exchange Act;

c.	Disclose the exact terms of the Investment Agreement, including when it obligates Windrace to make these purchases, and whether Windrace is eligible to sell or otherwise dispose the warrants; and,

d.	Clarify the purpose of these transactions, including whether the warrant purchases will be made at market prices and/or used to incent investors to vote in favor of the transaction.

John Reynolds, Esq. August 25, 2009 Page 26

58.           There are a couple of provisions in the various agreements with Windrace with respect to Windrace’s potential purchase of the public warrants that warrant discussion in responding to this comment.  The purchase agreement between the Company and Windrace provides that, following the execution of the purchase agreement, Windrace shall purchase such public warrants or take such other steps to enter into such transactions which shall have the effect of reducing the dilutive effects of the warrants as the board of Windrace may deem appropriate and beneficial to its shareholders, with any such purchased warrants being cancelled.  Windrace does not currently anticipate purchasing any warrants prior to the closing of the Acquisition.  Pursuant to the Investment Agreement between Windrace and the New Windrace Investors, following the closing of the Acquisition and for a period of six months thereafter Windrace is obligated to use best efforts to purchase up to 2,500,000 warrants to purchase Exceed ordinary shares at a price not to exceed $1.00 per warrant, which warrants shall be transferred to the New Windrace Investors at Windrace’s average cost per warrant. In the event that less than 2,500,000  warrants are transferred to the New Windrace Investors, the New Windrace Investors will subscribe for more Exceed ordinary shares using the funds that were originally set aside for warrant purchases. Any additional warrants above the 2,500,000 warrants purchased will be submitted for cancellation.

The primary purpose of the purchases are to provide additional inducement for the New Windrace Investors to invest in Windrace in a manner that minimizes additional dilution to Exceed stockholders and, to the extent that Windrace were to purchase warrants in excess of 2,500,000, to mitigate the dilutive effect of the warrants for other public shareholders.  Other than the warrants to be transferred to the New Windrace Investors, Windrace may not sell or transfer any of the warrants it purchases to any other parties.  Windrace currently contemplates that the warrant purchases would be made in the open market at market prices and that such purchases would not be used as a mechanism to incent investors to vote in favor of the Acquisition.  Windrace may also enter into a limited number of privately negotiated purchase transactions to acquire warrants.  In either event, it is Windrace’s intent to structure the purchases in a manner that would not be subject to the tender offer rules.

Windrace would not make such purchases if it is in possession of material nonpublic information relating to Exceed or Windrace.  We anticipate that in the Form 8-K or similar applicable form, announcing the consummation of the Acquisition, Exceed would further note the commencement of the mandated warrant purchases.  Exceed would file a subsequent Form 8-K, or other applicable form, providing the results of such purchases.

We have provided additional disclosure regarding the proposed conduct and purposes of the warrant purchases beginning on page 82 of Amendment No. 2 as part of the description of the terms of the investment agreement added in response to comment 59.

John Reynolds, Esq. August 25, 2009 Page 27

Exhibit 2.3

Staff Comment 59:  Please revise your Form S-4 to more fully disclose the terms of the investment agreement and its impact on your transaction. Specifically, revise to:

a.	Address the closing conditions associated with the investment agreement;

b.
Disclose the range of potential shares issuable pursuant to these agreements and clarify the approximate percentage interest in Windrace this would constitute (i.e., the investors are paying $x to acquire y% of the target);

c.	Clarify the percentage ownership post-transaction associated with each party including shares beneficially held by Dr. Yu;

d.
Disclose Dr. Yu’s interest in the transaction, including without limit, a discussion of whether the representations, warranties and indemnifications made by Windrace or Mr. Lin in this agreement provide Dr. Yu with a greater level of protection than that afforded to the company’s investors;

e.	Address Clause 8.3 regarding board representation;

f.	Otherwise update disclosure throughout to reflect the revised deal terms.

59.           We have provided a summary of the terms of the investment agreement beginning on page 82 of Amendment No. 2 and have otherwise revised Amendment No. 2 where appropriate to provide the information requested with respect to the investment agreement.

Staff Comment 60: We note the references to a “Windrace Disclosure letter” in your agreement. It was unclear whether this letter had been filed. Please advise. If the letter has not been filed, please revise to do so.

60.           We have filed the disclosure letter as Exhibit 10.37 to Amendment No. 2.

Form 8-K, filed May 11, 2009

Staff Comment 61:  It was unclear to us that the company responded to prior comments 126, 128 and 131 from our prior letter. Please advise.

61.           Regarding prior comment 126, concurrently with, or shortly following, the filing of Amendment No. 2 we are filing amended Forms 8-K for the Forms 8-K initially filed on May 8 and May 12, 2009 deleting the statement that the information contained therein was not “filed”.  Regarding prior comment 128, we added the disclosure with respect to the standalone consideration for the transaction at each fiscal year on the revised presentation which was attached as Exhibit 99.1 on the Form 8-K which was filed on July 27, 2009. There is a line item set out as “Stand-alone Equity Value” which sets out the nominal value. We will add a further disclosure which sets out the PE multiple on a stand-alone basis.  In response to prior comment 131, we previously revised the disclosure on what is now page 103 and elsewhere in Amendment No. 2 to reflect that foreign and domestic branded sports and leisurewear products each accounted for approximately half of the market share in China in 2007 and Windrace was one of the top five domestic branded sports and leisurewear manufacturers according to ZOU Marketing.  We have also revised the disclosure on page 2 and elsewhere in Amendment No. 2 to present Windrace’s percentage of the market based on the aggregate domestic and foreign branded markets.

John Reynolds, Esq. August 25, 2009 Page 28

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (312) 460-5613 or by fax to 312-460-7613 or to Mark Katzoff of our office at (617) 946-4887 or by fax to 617-790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michel J. Feldman

Michel J. Feldman

MAK:mto
cc:	G. George Lu
Mark A. Katzoff, Esq.